April 3, 2008	Trading Symbol: TSX.V – HNC

Private Placement Warrants Extended

Further to the Company’s press release dated May 28, 2007, the Company advises that, in accordance with the policies of the TSX Venture Exchange and subject to regulatory approval, the expiry date and price of the warrants issued have been changed as follows:

  2,709,802 warrants expiry extended from November 22, 2008 to May 22, 2009 and exercise price changed from $3.00 to $1.00
  10,000 warrants expiry extended from November 29, 2008 to May 29, 2009 and exercise price changed from $3.00 to $1.00

Warrant holders will have 37 days to exercise at $1.00 if the stock trades above $1.20 for ten consecutive trading days.

The original terms of the Private Placement were as follows:

The Company completed a brokered Private Placement of 5,419,603 Units and a non-brokered Private Placement of 20,000 Units at a price of $2.20 per Unit. Each Unit consisted of one common share and one half of a Share Purchase Warrant. One full warrant was exercisable into one common share at CDN. $3.00 per share for 18 months from the date of closing of the private placement.

On behalf of the Board of Directors of Hard Creek Nickel Corporation,

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX Venture Exchange does not accept responsibility for the accuracy or adequacy of this news release.

1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7 T: 604-681-2300 F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com